SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


               For the period from August 15 to September 10, 2001


                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



Unit 1106-1110, 11F.,Star House 3 Salisbury Road, Tsimshatsui Kowloon, Hong Kong
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

        Form 20-F __X__                            Form 40-F _____



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes _____                                   No __X__

                      PRESS RELEASE MADE ON AUGUST 15, 2001
                      -------------------------------------


BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Unit 1106-1110, 11/F Star House                  North America Company Contact :
3 Salisbury Road                                 George O'Leary
Tsim Sha Tsui, Kowloon                           1919 Yacht Colinia
Hong Kong                                        Newport Beach CA 92660 USA
                                                 Tel: (949) 760-9611
                                                 Fax: (949) 760-9607

          BONSO ELECTRONICS REPORTS REVENUE GAIN, LOWER PROFIT IN FIRST
                FISCAL QUARTER INCORPORATING KORONA ACQUISITION

     HONG KONG, August 15, 2001 - Bonso Electronics International Inc. (NASDAQ:BNSO) today announced net income of $669,000, or $0.12 per share, on revenues of $12,581,000 for the first fiscal quarter ended June 30, 2001.

     Sales increased 37 percent from $9.2 million, while earnings declined 44 percent from $1.19 million, or $.21 per share and the net book value per share increased 6 percent from $5.09 to $5.38 , compared to the first fiscal quarter of 2001, with all results affected by the May 2001 acquisition of Korona Haushaltawaren, GmbH, a distributor of household scales from its headquarters in Germany. The quarterly results include Korona sales of $2,184,000 and a net loss of $201,000 over 61 days from the acquisition's effective date of May 1.

     First quarter profits were also impacted by lower margins on the contract manufacturing of telecommunications products, according to Anthony So, Bonso chairman, president and CEO.

     "We anticipate a gradual improvement in Korona's profitability over the year as we are able to assume more of the manufacturing contracts currently assigned to other vendors," Mr. So said. "Further, the traditional seasonality of Korona sales, with May to August are the lowest seasons in the year, leads us to expect a peak period during the calendar year-end holiday period."

     Bonso is also launching U.S. distribution of Korona's high-end bathroom and kitchen scales, noted for consumer appeal of their European styling, he added.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltawaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                       FINANCIAL HIGHLIGHTS--TO FOLLOW###
                       ----------------------------------

                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (IN THOUSANDS OF U.S. DOLLARS)
                                    UNAUDITED
                                    ---------

                                                    Three Months Ended June 30
                                                    --------------------------

                                                      2001              2000
                                                   ----------        ----------

Net sales                                              12,581             9,181
Cost of sales                                           9,894             6,723

                                                   ----------        ----------

Gross margin                                            2,687             2,458

Selling expenses                                          413               134
Salaries and related costs                                808               590
Research and development                                   65                29
expenses
Administration and general                                543               568
expenses
                                                   ----------        ----------

Income from operations                                    858             1,137
Other income                                              143               113
Foreign exchange gains/(losses)                           (13)               39
Interest Expenses                                        (200)             (103)
Consultancy fee                                           (95)             --

                                                   ----------        ----------
Income before income taxes                                693             1,186
Income tax benefit/(expense)                              (24)             --

                                                   ----------        ----------
Net income                                                669             1,186

                                                   ----------        ----------

Earnings per share
 Basic                                             $     0.12        $     0.21
 Diluted                                           $     0.12        $     0.21





Weighted average shares
Outstanding                                         5,513,166         5,569,633

Incremental shares from assumed
Exercise of warrants and Stock
options                                                  --              25,231


Adjusted weighted average shares                    5,513,166         5,594,864

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (IN U.S. DOLLARS)

                                                   June 30        March 31
                                                 -----------     ----------
                                                     2001           2001
                                                 -----------     ----------
                                                 (unaudited)      (audited)
                                                 -----------     ----------
Assets

Current assets
 Cash and cash equivalents                         3,413,632      5,322,397
 Restricted cash deposits                          3,838,516      2,873,898
 Trade receivables, net                            7,733,827      3,518,943
 Inventories, net                                  7,595,476      5,310,889
 Notes receivable                                  1,324,004      1,086,949
 Income taxes recoverable                               --             --
 Deferred income tax assets  current                  93,115         10,190
 Other receivables, deposits and                     867,287        619,858
 prepayments
                                                 -----------     ----------
 Total current assets                             24,865,857     18,743,124
                                                 -----------     ----------
Deposits                                                --           70,511

Deferred income tax assets-non                       117,353         87,245
current

Property, plant and equipment                     19,885,290     18,595,790

Goodwill                                           2,949,640           --
                                                 -----------     ----------

 Total assets                                     47,818,140     37,496,670
                                                 -----------     ----------

Liabilities and shareholders' equity

Current liabilities
 Notes payable                                     5,453,939      3,234,897
 Accounts payable                                  5,308,825      3,435,626
 Accrued charges and deposits                      1,256,707      1,029,967
 Income taxes payable                                 56,312         95,694
 Short-term loans                                  4,860,085      1,086,949


 Current portion of long-term debt and               631,349        537,029
 capital lease obligations
                                                 -----------     ----------
 Total current liabilities                        17,567,217      9,420,162
                                                 -----------     ----------

Longterm debt and capital lease                      969,249        403,890
obligations, net of current maturities


Shareholders' equity

 Common stock par value $0.003 per
 share
 - authorized shares 23,333,334                         --            --
 - issued and outstanding shares :                    16,801         16,484
2000-5,712,610; 2001-5,496,133 ; 30
June 2001-5,601,859
 Additional paidin capital                        22,100,969     21,854,160
 Deferred consultancy fee                           (667,485)      (762,840)


 Promissory note receivable from
 shareholders
 Retained earnings                                 7,595,417      6,927,842

 Accumulated other comprehensive                     235,972        235,972
 income

 Common stock held in treasury, at                      --         (599,000)
 cost
                                                 -----------     ----------
                                                  29,281,674     27,672,618
                                                 -----------     ----------

Total liabilities and shareholders'               47,818,140     37,496,670
 equity
                                                 -----------     ----------

         MANAGEMENT'S DISCUSSSION AND ANALYSIS OF RESULTS OF OPERATIONS
         --------------------------------------------------------------
                       FOR THE QUARTER ENDED JUNE 30, 2001
                       -----------------------------------

                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (IN THOUSANDS OF U.S. DOLLARS)
                                    UNAUDITED
                                    ---------


                                                    Three Months Ended June 30
                                                    --------------------------

                                                      2001              2000
                                                   ----------         ---------

Net sales                                              12,581             9,181
Cost of sales                                           9,894             6,723

                                                   ----------        ----------
Gross margin                                            2,687             2,458


Selling expenses                                          413               134
Salaries and related costs                                808               590
Research and development                                   65                29
expenses
Administration and general                                543               568
expenses
                                                   ----------        ----------
Income from operations                                    858             1,137
Other income                                              143               113
Foreign exchange gains/(losses)                           (13)               39
Interest Expenses                                        (200)             (103)
Consultancy fee                                           (95)             --
                                                   ----------        ----------
Income before income taxes                                693             1,186
Income tax benefit/(expense)                              (24)             --

                                                   ----------        ----------

Net income                                                669             1,186

                                                   ----------        ----------
Earnings per share
 Basic                                             $     0.12        $     0.21
 Diluted                                           $     0.12        $     0.21

Weighted average shares
 Outstanding                                        5,513,166         5,569,633

Incremental shares from assumed
 Exercise of warrants and Stock
 options                                                 --              25,231


Adjusted weighted average shares                    5,513,166         5,594,864

1. The company sales increased 37% from approximately $9,181,000 for the three month period ended June 30, 2000, to approximately $12,581,000 for the same period ended 30 June 2001, primarily as a result of contribution from newly acquired subsidiary Korona and more sales in telecom products. Korona brought in USD$2,052,000 sales representing 16% of total sales to the group. Telecommunications products also showed higher sales volumes.

2. The 47% increase in cost of sales is primarily caused by product mix. Korona products and telecom products have higher costs than other products.

3. Gross margin decreased from 27% to 21% primarily due to more sales of lower margin products from Korona

4. Selling expenses increased from $134K to $413K primarily due to the addition of Korona's selling expenses amounting to approximately $274K since May 2001.

5. The 37% increase in Salaries is mainly attributed to inclusion of Korona's salaries of $118K. Excluding the effect from Korona, the increase in salaries became 17% which was mainly due to increase in administrative staff to support the diversification in business segments and increased sales.

6. The R&D expenses increased by 124%. This increase was primarily attributed to increased costs for outside services.

7. The Administration & General expenses recorded a 4% decrease. It was mainly due to tighter control of administrative expenses despite higher sales.

8. As a result of the above changes, income from operations decreased by 25% from approximately $1,137,000 for the period ended 30 June 2000 to approximately $858,000 for the period ended 30 June 2001.

9. There was an 27% increase in Other Income. The increase is mainly due to increase in Bank interest income .

10. Foreign Exchange Losses/Gains. Foreign exchange rates produced a gain of approximately $39,000 for the period ended June 30, 2000 and a loss of approximately $13,000 for the period ended March 31, 2000. This difference was primarily attributable to the difference between the pegged exchange rate and the actual transaction rate.

11. Interest Expenses. Interest expenses increased 94% from approximately $103,000 in the period ended June 30, 2000 to approximately $200,000 for the period ended June 30, 2001. 50% of the increase was contributed from Korona. The other portion of the increase resulted from the Company's increased use of its banking facilities to support the growth in sales.

12. Consultancy Fee. The Company has entered into an agreement with a third party to provide consulting/advisory services relating to the Company's capital structure and fund-raising activities. The agreement provided for the issuance by the company to the third party of non-callable warrants to purchase 250,000 shares of the Company's common stock. The fair value of the warrants on the date of issue was US$1,144,260 and it was recognized as consultancy fee in the Consolidated Statements of Comprehensive Income for their professional services rendered. The period of services is from July 2000 to January 2003 and a consultancy fee of approximately $95,000 was incurred for the period ended June 30, 2001, relating to warrants that were issued to the consultant.

13. Net Income. As a net result of the above changes, Net income decreased from the period ended June 30, 2000 compared to the period ended June 30, 2001 by approximately $517,000.

                     PRESS RELEASE MADE ON SEPTEMBER 4, 2001
                     ---------------------------------------

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE

--------------------------------------------------------------------------------
Unit 1106 - 1110, 11/F., Star House,              North America Company Contact:
3 Salisbury Road, Tsimshatsui,                    George O'Leary
Kowloon, Hong Kong                                1919 Yacht Colinia
                                                  Newport Beach, CA 92660 USA
                                                  Telephone: (949) 760-9611
                                                  Facsimile: (949) 760-9607

              BONSO ELECTRONICS SCHEDULES SEPTEMBER 11 PRESENTATION

               AT THE WALL STREET ANALYST FORUM WITH LIVE WEBCAST

     HONG KONG, September 4, 2001 --Bonso Electronics International Inc. (NASDAQ:BNSO) today announced its participation in The Wall Street Analyst Forum's Institutional Investor Conference September 10 - 12 in New York City, including two formal presentations to invited analysts and portfolio managers at 8 a.m. and 2:35 p.m. EDT on September 11.

     The conference, which features keynote speeches by representatives of 12 leading investment banking firms, traditionally attracts analysts and portfolio managers from throughout the United States and Europe. Bonso joins approximately 80 public companies making presentations at the three-day event.

     George W. O'Leary, a member of the board of directors, will be speaking on behalf of Bonso, an emerging leader in the electronics contract manufacturing
(ECM) industry providing a full set of production and supply chain services to OEMs of consumer and business electronics products. Bonso's afternoon presentation will be webcast live and available online for 90 days at www.bonso.com. From the home page, viewers should click on "Investor Relations" and then click on "Wall Street Analyst Forum Presentation, 11 September 2001."

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products.

Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltawaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                 LETTER TO SHAREHOLDERS DATED SEPTEMBER 7, 2001
                 ----------------------------------------------

                               [BONSO LETTERHEAD]

                                September 7, 2001

Dear Shareholders:

     With consolidation of the Korona, GmbH acquisition in the first fiscal quarter of 2002, we reported another solid gain in revenues, but net income was affected by an operating loss in Korona's household scales business. Sales increased 37 percent from $9.2 million last year to $12,581,000 in the three months ended June 30, 2001. Net income declined 44 percent from $1.19 million, or $0.21 per share, to $669,000, or $0.12 per share.

     There is a traditional seasonality to Korona's business, with the summer months being lowest in sales and the year-end holiday season being the highest. Our challenge is to improve profitability through both slack and peak periods, and we believe this can be accomplished by manufacturing efficiencies over the next year. We are not able to immediately assume production because of prior Korona contracts, and we should caution you that there will be tooling and setup costs associated with the transition.

     Management's position on the Korona acquisition is that it is a key strategic move in our corporate diversification model that takes us beyond the contract manufacturing business by creating a revenue stream from retail distribution. We are on schedule to launch the Korona brand in U.S. markets for the first time during this calendar year. There is much work to be done to stabilize the integration of Bonso and Korona operations, but I believe we can do it in an expedient manner because of our long history in the design and manufacture of precision measurement products.

     Our electronics contract manufacturing (ECM) business continues to gain momentum with a $9 million order for family radio services (FRS) walkie-talkies to be shipped in the July to September period. Margins on telecommunications products were down in the first fiscal quarter. It is the nature of the ECM business for some customers to renegotiate price on a quarterly basis. We believe that current market trends and economic uncertainties in the U.S. are having a modest impact on our financial results. The overall outlook for the ECM industry remains bullish, as evidenced by a recent report by Prudential Volpe Technology Group in Feburary,2001, which upgraded the ECM sector to a "strong buy." The report cites an acceleration in outsourcing by OEMs as the result of slowing demand and increased competition.

     Over the past few months, we have had many conversations with shareholders concerned about the stock price. We agree that by virtually all objective measures, the stock is undervalued, and we are continuing an initiative to communicate our story to the investment community. In addition to retaining

Rivel Research Group for institutional investor relations earlier this year, we have entered into an agreement with Taglich Brothers, Inc., a full-service brokerage firm specializing in small cap securities. Taglich Brothers will provide research services and access to its investor client base.

     In addition, Bonso will be presenting to the Wall Street Analyst Forum in New York City on September 11. The three day conference attracts analysts/portfolio managers from across North America and Europe to hear keynote speakers from leading brokerage firms and individual corporate presentations. Bonso's presentation will be at 2:30 p.m. EDT, and shareholders are invited to view the session via a live webcast or at anytime over the 90 days after the presentation. To access the presentation follow these three steps:

1.   Go to www.bonso.com
           -------------
2.   Click on "Investor Relations"

3.   Click on "Wall Street Analyst Forum Presentation, 11 September 2001"

     We have a very compelling story to tell based on year-to-year revenue and earnings growth, a price/earnings ratio lower than most other companies in the ECM industry, a current share price less than book value, a dividend yield of
2.9 percent, low debt, strong cash position, positive cash flow operations and many other statistical measures that are considered pluses to individual and institutional investors.

     I sincerely hope that our efforts to expand our business and more effectively communicate with the investment community meet with your approval.



Anthony So

                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (IN THOUSANDS OF U.S. DOLLARS)
                                    UNAUDITED

                                                     Three Months Ended June 30
                                                     --------------------------
                                                        2001            2000
                                                     ----------      ----------

Net sales                                                12,581           9,181
Cost of sales                                             9,894           6,723

                                                     ----------      ----------

Gross margin                                              2,687           2,458

Selling expenses                                            413             134
Salaries and related costs                                  808             590
Research and development expenses                            65              29
Administration and general expenses                         543             568

                                                     ----------      ----------

Income from operations                                      858           1,137
Other income                                                143             113
Foreign exchange gains/(losses)                             (13)             39
Interest Expenses                                          (200)           (103)
Consultancy fee                                             (95)           --

                                                     ----------      ----------
Income before income taxes                                  693           1,186

Income tax benefit/(expense)                                (24)           --

                                                     ----------      ----------
Net income                                                  669           1,186

                                                     ----------      ----------
Earnings per share
 Basic                                               $     0.12      $     0.21
 Diluted                                             $     0.12      $     0.21

Weighted average shares Outstanding                   5,513,166       5,569,633

Incremental shares from assumed
Exercise of warrants and Stock options                     --            25,231


Adjusted weighted average shares                      5,513,166       5,594,864

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (IN U.S. DOLLARS)


                                                    June 30       March 31
                                                  -----------    -----------
                                                     2001           2001
                                                  -----------    -----------
                                                  (unaudited)     (audited)
                                                  -----------    -----------


Assets

Current assets
 Cash and cash equivalents                          3,413,632      5,322,397
 Restricted cash deposits                           3,838,516      2,873,898
 Trade receivables, net                             7,733,827      3,518,943
 Inventories, net                                   7,595,476      5,310,889
 Notes receivable                                   1,324,004      1,086,949
 Income taxes recoverable                                --             --
 Deferred income tax assets-current                    93,115         10,190
 Other receivables, deposits and prepayments          867,287        619,858
                                                  -----------    -----------
 Total current assets                              24,865,857     18,743,124
                                                  -----------    -----------

Deposits                                                 --           70,511

Deferred income tax assets  non current               117,353         87,245

Property, plant and equipment                      19,885,290     18,595,790

Goodwill                                            2,949,640           --
                                                  -----------    -----------
 Total assets                                      47,818,140     37,496,670
                                                  -----------    -----------


Liabilities and shareholders' equity

Current liabilities
 Notes payable                                      5,453,939      3,234,897
 Accounts payable                                   5,308,825      3,435,626
 Accrued charges and deposits                       1,256,707      1,029,967
 Income taxes payable                                  56,312         95,694
 Short-term loans                                   4,860,085      1,086,949
 Current portion of long-term debt and capital        631,349        537,029
 lease obligations
                                                  -----------    -----------

 Total current liabilities                         17,567,217      9,420,162
                                                  -----------    -----------

Longterm debt and capital lease obligations,          969,249        403,890
net of current maturities


Shareholders' equity

 Common stock par value $0.003 per share
  - authorized shares - 23,333,334                       --             --

  - issued and outstanding shares : 2000-              16,801         16,484
5,712,610; 2001-5,496,133 ; 30 June 2001-
5,601,859
 Additional paidin capital                         22,100,969     21,854,160
 Deferred consultancy fee                            (667,485)      (762,840)

 Promissory note receivable from shareholders            --             --
 Retained earnings                                  7,595,417      6,927,842
 Accumulated other comprehensive income               235,972        235,972
 Common stock held in treasury, at cost                  --         (599,000)
                                                  -----------    -----------
                                                   29,281,674     27,672,618
                                                  -----------    -----------

Total liabilities and shareholders' equity         47,818,140     37,496,670
                                                  -----------    -----------

                     PROXY STATEMENT DATED SEPTEMBER 7, 2001
                     ---------------------------------------

                      BONSO ELECTRONICS INTERNATIONAL INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2001
                           TO BE HELD OCTOBER 10, 2001

     Notice is hereby given that an annual meeting of the shareholders (the "Shareholders") of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), will be held at 10:00 a.m., local time, on October 10, 2001, at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, Canada and any adjournments or postponements thereof (the "Meeting" or "Annual Meeting") for the following purposes:

     1. To elect the following seven (7) persons to serve as directors of the Corporation until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So; Kim Wah Chung; Cathy Kit Teng Pang; Woo-Ping Fok; George O'Leary; J. Stewart Jackson IV; and Henry F. Schlueter;

     2. To approve and adopt an amendment (the "Stock Amendment") to the Corporation's Memorandum of Association which would create a new class of securities of the Corporation consisting of an aggregate of 10,000,000 authorized shares of preferred stock, $.01 par value (the "Preferred Stock"), to be divided into 2,500,000 shares each of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, and Class D Preferred Stock, which shares may be issued within each such Class from time to time by the Corporation's Board of Directors in its sole discretion without the approval of the Shareholders of the Corporation, with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as the Board of Directors shall fix and as have not been fixed in the Corporation's Memorandum of Association.

     3. To ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2002; and

     4. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only Shareholders of record at the close of business on August 27, 2001, shall be entitled to notice of and to vote at the meeting or any adjournments thereof. All Shareholders are cordially invited to attend the Meeting in person.

                                By Order of the Board of Directors



September 7, 2001               Anthony So, Chairman and Chief Executive Officer
Hong Kong


IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING AND WISH YOUR SHARES OF COMMON STOCK TO BE VOTED, YOU ARE REQUESTED TO SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.

                      BONSO ELECTRONICS INTERNATIONAL INC.
                                 Star House 11/F
                                Unit 1106 - 1110
                                3 Salisbury Road
                                   Tsimshatsui
                               Kowloon, Hong Kong

                                 PROXY STATEMENT
                             DATED SEPTEMBER 7, 2001

                         ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2001
                         TO BE HELD ON OCTOBER 10, 2001

                                     GENERAL
                                     -------

     This Proxy Statement is being furnished to the Shareholders of Bonso Electronics International Inc. in connection with the solicitation of proxies by the Board of Directors of the Corporation (the "Board of Directors") from the Shareholders of the Corporation for use at the Annual Meeting of the Shareholders to be held at 10:00 a.m., local time, on October 10, 2001, at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, Canada, and any adjournments or postponements thereof. This Proxy Statement, Notice of Annual Meeting of Shareholders, and the accompanying Proxy Card are first being mailed to shareholders on or about September 7, 2001.

                       VOTING SECURITIES AND VOTE REQUIRED
                       -----------------------------------

     Only Shareholders of record at the close of business on August 27, 2001 (the "Record Date"), are entitled to notice of and to vote the shares of Common Stock of the Corporation held by them on such date at the Meeting or any and all adjournments thereof. As of the Record Date, 5,601,859 shares of Common Stock were outstanding. There was no other class of voting securities outstanding at that date.

     Each share of Common Stock held by a Shareholder entitles such Shareholder to one vote on each matter that is voted upon at the Meeting or any adjournments thereof.

     The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. Assuming that a quorum is present, the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Meeting in person or by proxy and entitled to vote will be required to approve Proposals 1, 3, and 4, and to adopt the resolutions of the Shareholders corresponding to such proposals. The affirmative vote of a majority of the shares of Common Stock issued and outstanding will be required to approve Proposal 2 and to adopt the resolutions of the Shareholders corresponding to such proposal.

     Abstentions and broker "non-votes" will be counted toward determining the presence of a quorum for the transaction of business; however, abstentions will have the effect of a negative vote on the proposals being submitted. Abstentions may be specified on all proposals. A broker "non-vote" will have no effect on the outcome of any of the proposals.

     If the accompanying proxy is properly signed and returned to the Corporation and not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the accompanying Proxy will vote "FOR" each proposal to be considered by the Shareholders at the Meeting or, if no such recommendation is given, in their own discretion. The Corporation's executive officers and directors have advised the Corporation that they intend to vote their shares (including those shares over which they hold voting power), representing approximately 2,331,393 shares or 41.6% of the outstanding shares of Common Stock, in favor of each of the proposals above. Each Proxy granted by a Shareholder may be revoked by such Shareholder at any time thereafter by writing to the Secretary of the Corporation prior to the Meeting, or by execution and delivery of a subsequent Proxy or by attendance and voting in person at the Meeting, except as to any matter or matters upon which, prior to such revocation, a vote shall be cast pursuant to the authority conferred by such Proxy.

     The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of Common Stock, will be paid by the Corporation.

     In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone or telegraph or in person. These persons will receive no extra compensation for their services.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                    ----------------------------------------
                              OWNERS AND MANAGEMENT
                              ---------------------

         The following table shows the number of shares of Common Stock beneficially owned by the Corporation's directors and executive officers, both individually and as a group, as of August 27, 2001:

                                                                                 Total Number
                                     Shares of             Options and           Of Shares of            Percent of
                                   Common Stock             Warrants             Common Stock            Beneficial
      Name                       Owned of Record             Held             Beneficially Owned          Ownership
      ----                       ----- -- ------             ----             ------------ -----          ---------
Anthony So                          1,626,185(1)         286,000(2),(3)            1,912,195                32.47%
Kim Wah Chung                          93,700             40,000(4),(5)             133,700                  2.37%
Cathy Kit Teng Pang                    35,438             40,000(4),(5)              75,438                  1.34%
Henry F. Schlueter                     34,403             10,000(6)                  44,403                  0.79%
Woo Ping Fok                           61,907             20,000(7),(8)              81,907                  1.46%
George O'Leary                         17,775             20,000(7),(8)              37,775                  0.67%
J. Stewart Jackson IV                 461,975            110,000(8)                 571,975                 10.01%
All Officers and Directors
as a group (7 persons)              2,331,393            526,000                  2,857,393                 46.63%

-------------------------
(1)  Includes 1,068,421 shares of Common Stock are owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(2) Includes options to purchase 158,000 shares of Common Stock at an exercise price of $8.00 per share which expire on January 6, 2010.

(3) Includes options to purchase 128,000 shares of Common Stock at an exercise price of $3.65 per share which expire on April 9, 2011.


                                       17

(4) Includes options to purchase 20,000 shares of Common Stock at an exercise price of $8.00 per share which expire on January 6, 2010.

(5) Includes options to purchase 20,000 shares of Common Stock at an exercise price of $3.65 per share which expire on April 9, 2011.

(6) Includes options to purchase 10,000 shares of Common Stock at an exercise price of $8.00 per share which expire on January 6, 2010.

(7) Includes options to purchase 10,000 shares of Common Stock at an exercise price of $8.125 per share which expire on January 12, 2010.

(8) Includes options to purchase 10,000 shares of Common Stock at an exercise price of $7.875 per share which expire on January 9, 2011.

     There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

                                BOARD COMMITTEES

     On October 1, 1994, the Board of Directors appointed, and has since maintained, an Independent Audit Committee of the Corporation. The Committee was established to (i) review and approve the scope of audit procedures employed by the Corporation's independent auditors; (ii) review and approve the audit reports rendered by the Corporation's independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Independent Audit Committee. Woo-Ping Fok and George O'Leary, independent directors of the Corporation, have served as the members of the Independent Audit Committee from the date of its inception to the present. Henry F. Schlueter has served as an advisor to and ad hoc member of the Audit Committee. Following Mr. Schlueter's election to the Board of Directors, he will serve as the third member of the Audit Committee. In July 2001, a meeting of the Independent Audit Committee and PricewaterhouseCoopers, the independent public accountants of the Corporation, was held. In addition, it is anticipated that the Independent Audit Committee will hold further meetings with PricewaterhouseCoopers during the next fiscal year in connection with the next year end audit of the Corporation, contingent upon the ratification by the Shareholders of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year of the Corporation ending March 31, 2002.

                     COMPENSATION OF OFFICERS AND DIRECTORS

     The aggregate amount of compensation paid by Bonso and its subsidiaries during the year ended March 31, 2001, to all directors and officers as a group for services in all capacities was approximately $973,450, including compensation in the form of housing in Hong Kong for Anthony So, the Corporation's Chairman and Chief Executive Officer, and Kim Wah Chung, its Director of Engineering and Research and Development, consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Mr. So was $559,672; for the benefit of Cathy, Kit Ten Pang, $106,359; for the benefit of Mr. Chung, $137,285; and for the benefit of George O'Leary, $170,134.

     The Corporation did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2001, other than contributions to the Corporation's Provident Fund Plan, which aggregated $30,769 for officers and directors during the fiscal year ended March 31, 2001. (See "Provident Plan Fund" below.)

Directors' Compensation

     Directors do not receive any additional monetary compensation for serving as directors of the Corporation. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Compensation Pursuant to Options to Purchase Common Stock" below.) All directors are reimbursed for all reasonable expenses incurred in connection with their services as directors.

Provident Fund Plan and Mandatory Fund Plan

     Provident Fund Plan. Effective as of January 1, 1988, Bonso Electronics Limited, a wholly-owned foreign subsidiary of the Corporation ("BEL"), started a provident fund plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits to its employees. All permanent full-time employees, excluding employees of the China subsidiary, are eligible to join the Plan.

     Each participant is required to contribute 5% of his salary, which amount is deducted monthly from the participant's salary. The contribution by BEL is either 5%, 7.5%, or 10% of the participant's salary, depending on whether the length of the participant's service is less than five years, between five and ten years or more than ten years, respectively.

     At normal retirement age or "ill health" (defined essentially as disability), the participant is entitled to receive from the Plan a lump sum equal to the total of the participant's and BEL's balances. On resignation prior to normal retirement age, a participant is entitled to receive from the Plan a lump sum equal to his balance plus a percentage of the employer's balance determined in accordance with a predetermined scale. Upon the death of a participant, the benefit (calculated as at normal retirement age) is paid to the employer to be held in trust for the participant's beneficiaries and paid to them as the employer determines.

     Mandatory Provident Fund. The Mandatory Provident Fund (the "Fund") was introduced by the Hong Kong Government commencing in December 2000. BEL joined the Fund with a major international assurance company. All permanent full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the Fund. Members' and employers' contributions to the Fund are 5% of the members' monthly salaries and are subject to a maximum contribution of $1,000 Hong Kong dollars monthly.

     Upon resignation or at normal retirement age, death or ill health, a member of the Fund is entitled to a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment.

     Contributions to Plan and Fund. BEL's total contributions to the Plan and the Fund for the years ended March 31, 1999, 2000, and 2001 amounted to $54,046, $64,921, and $53,704.

Compensation Pursuant to Options to Purchase Common Stock

     Outside, non-employee directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. In August 1996, the Board of Directors of the Corporation adopted a 1996 Non-Employee Directors' Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 100,000 shares of the Corporation's Common Stock. In January 2000, the Shareholders of the Corporation approved the proposal of the Board of Directors to increase from 100,000 to 600,000 the aggregate the number of options to purchase Common Stock of the Corporation under the Non-Employee Directors' Plan. The purpose of the 1996 Non-Employee Directors' Stock Option Plan is to promote the long-term success of the Corporation by creating a long-term mutuality of interests between the non-employee directors and the stockholders of the Corporation, to provide an additional inducement for the non-employee directors to remain with the Corporation and to provide a means through which the Corporation may attract able persons to serve as directors of the Corporation. The 1996 Non-Employee Directors' Stock Option Plan is administered by a committee appointed by the Board of Directors.

     Under the 1996 Non-Employee Directors' Stock Option Plan, on the third business day following each annual meeting of the stockholders, each director who is not then an employee of the Corporation or any of its subsidiaries will automatically be granted a stock option to purchase 10,000 shares of Common Stock. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan will be equal to the fair market value of the underlying shares on the date of grant, based on guidelines set forth in the plan. The exercise price may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above, at the discretion of the Corporation. The term of each option granted pursuant to the 1996 Non-Employee Directors' Stock Option Plan will be ten years from the date of grant; however, no option may be exercised during the first six months of its term. The term of an option granted pursuant to the 1996 Non-Employee Directors' Stock Option Plan may be reduced in the event that the optionee ceases to be a director of the Corporation. No option granted pursuant to the plan will be transferable otherwise than by will or the laws of descent and distribution.

     Employee directors may receive stock options pursuant to the Corporation's 1996 Stock Option Plan. In August 1996, the Board of Directors of the Corporation adopted the 1996 Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 400,000 shares of the Corporation's Common Stock. In January 2000, the shareholders of the Corporation approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase Common Stock of the Corporation under the Employees' Plan. The purpose of the 1996 Stock Option Plan is to make options available to management and employees of the Corporation in order to encourage them to secure or increase on reasonable terms their stock ownership in the Corporation and to encourage them to remain in the employ of the Corporation.

     The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 1996 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above, at the discretion of the Corporation.

                              CERTAIN TRANSACTIONS

     Over the years, the Corporation has provided to and received cash advances from its officers and directors. In October 1994, the Board of Directors adopted a policy resolution prohibiting the Corporation from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Corporation, and limiting the Corporation's ability to make such loans, advances or guarantees to officers of the Corporation or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Corporation. Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Corporation than those that are generally available from unaffiliated third parties. The Corporation has neither provided nor received any cash advances to it officers or directors since this policy resolution was adopted.

     It is common practice in Hong Kong, the location of the Corporation's principal executive offices, to provide a housing allowance or living accommodations for senior executives as part of their compensation. One of the Corporation's properties in Hong Kong is provided to Mr. So as part of his compensation. The Corporation also provides Mr. Kim Wah Chung, its Director of Engineering and Research and Development and a director of the Corporation, with a housing allowance.

     Mr. George O'Leary, a director of the Corporation, is paid a commission on orders placed by customers which he obtains for the Corporation. The amount of the commission is negotiated on a deal-by-deal basis, without a written agreement. During the fiscal year ended March 31, 2001, Mr. O'Leary was paid an aggregate of $170,134 in commissions.

                                   PROPOSAL 1

                              ELECTION OF SEVEN (7)
                PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

     The Corporation's directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

     Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation's Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

     ANTHONY SO (age 57) is the founder of the Corporation. He has been president, chairman of the Board of Directors, and treasurer of the Corporation since its inception and has been secretary of the Corporation since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a masters degree in business administration from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been chairman of the Hong Kong GO Association since 1986, and also served as chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     KIM WAH CHUNG (age 43) has been a director of the Corporation since September 21, 1994. Mr. Chung has been employed by the Corporation since 1981 and currently holds the position of director of engineering and research and development. Mr. Chung is responsible for all research projects and product development of the Corporation. Mr. Chung's entire engineering career has been spent with the Corporation, and he has been involved with every major product development made by the Corporation. Mr. Chung was graduated with honors in 1981 from the Chinese University of Hong Kong with a bachelor of science degree in electronics.

     CATHY, KIT TENG PANG (age 39) has been a director of the Corporation since January 1, 1998. Ms. Pang was first employed by the Corporation as financial controller in December 1996 and was promoted to director of finance on January 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong Listed company as assistant financial controller. From 1994 until she joined the Corporation in 1996, she was employed as deputy chief accountant in a management and property development company in Hong Kong and China. Ms. Pang has a bachelor of business administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

     WOO-PING FOK (age 52) was elected to the Board of Directors of the Corporation on September 21, 1994. Mr. Fok and his firm, Wong & Fok, Solicitors (and its predecessor firm), have served as Hong Kong counsel to the Corporation since 1993. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory. Mr. Fok practices law in Hong Kong and is a partner with Wong & Fok, Solicitors. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions, and international trade with a special emphasis in China trade matters.

     GEORGE O'LEARY (age 63) has been a director of the Corporation since January 1997. From November 1994 to the present time, Mr. O'Leary has been president of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was president, CEO, and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was vice president and general manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a bachelor of science degree in electrical engineering from Northeastern University, Boston, Massachusetts.

     J. STEWART JACKSON, IV (age 65) has been a director of the Corporation since January 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including President, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed, and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc., of which he is currently President. Mr. Jackson served on the advisory Board of Directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     HENRY F. SCHLUETER (age 50) is a new nominee for election to the Board of Directors and has served as Assistant Secretary of the Company since October 6, 1988. Since 1992, Mr. Schlueter has been the managing director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar. Mr. Schlueter is also a director of GetGo Inc., a foreign private issuer reporting under the Securities Exchange Act of 1934, as amended.

     There are no family relationships among the directors and executive officers of the Corporation. No arrangement or understanding exists among any of the directors or executive officers and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Corporation. The directors of the Corporation are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors of the Corporation.

Board Recommendation

     The Board recommends a vote FOR the election of each of the seven nominees for directors of the Corporation.

                                   PROPOSAL 2

                           PROPOSED STOCK AMENDMENT TO
                             CREATE PREFERRED STOCK

     To approve and adopt the Stock Amendment to the Corporation's Memorandum of Association which would create a new class of securities of the Corporation consisting of an aggregate of 10,000,000 authorized shares of Preferred Stock, $.01 par value, to be divided into 2,500,000 shares each of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, and Class D Preferred Stock, which shares may be issued within each such Class from time to time by the Corporation's Board of Directors in its sole discretion without the approval of the Shareholders of the Corporation, with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as the Board of Directors shall fix and as have not been fixed in the Corporation's Memorandum of Association.

     The form of the Stock Amendment to the Memorandum of Association, including the resolutions to be adopted by the Shareholders in connection therewith, are attached hereto as Exhibit A, and reference is made to the said Exhibit for the complete terms of the Stock Amendment.

Purposes of the Proposed Stock Amendment

     The Corporation's Memorandum of Association currently authorizes the issuance of 23,333,334 shares of Common Stock, $0.003 par value. As of August 27, 2001, 5,601,859 shares of Common Stock were issued and outstanding. The Stock Amendment will not affect the number of shares of Common Stock issued and outstanding, nor the total number of shares of Common Stock authorized for issuance by the Corporation.

     If approved by the Shareholders, the Stock Amendment will create a new class of securities of the Corporation consisting of an aggregate of 10,000,000 authorized shares of Preferred Stock, $.01 par value, to be divided into 2,500,000 shares each of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, and Class D Preferred Stock, which shares may be issued within each such Class from time to time by the Corporation's Board of Directors in its sole discretion without the approval of the Shareholders of the Corporation with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as have not been fixed in the Corporation's Memorandum of Association.

     The Board of Directors believes that the approval and adoption of the Stock Amendment will increase acceptance of the Corporation's securities by the financial community and the investing public and will, accordingly, enhance shareholder value.

     As noted elsewhere in this Proxy Statement, the presence, in person or by proxy, of the holders of one-third of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. However, approval of the Stock Amendment and the related resolutions of the Shareholders reflected in Exhibit A hereto requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock. If the Stock Amendment is approved by the Shareholders, it will become effective as of the date and time it is filed with the office of the Registrar of Companies in the British Virgin Islands, the domicile of the Corporation. The filing will be made as soon as practicable following the approval of the Stock Amendment by the Shareholders.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to approve the Stock Amendment.

Board Recommendation

     The Board recommends a vote FOR the adoption of the Stock Amendment.

                                   PROPOSAL 3

                    RATIFICATION OF SELECTION OF ACCOUNTANTS

     The Board of Directors has selected PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2002, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by shareholders at the Annual Meeting of Shareholders.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2002.

Board Recommendation

     The Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2002.

                                     GENERAL

Other Matters

     The Board of Directors does not know of any matters that are to be presented at the Annual Meeting of Shareholders other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is intended that the proxies in the accompanying form will be voted as the persons named therein may determine in their discretion.


                                            By Order of the Board of Directors




                                            Anthony So, President

EXHIBIT A

                                 STOCK AMENDMENT
                                 ---------------

                   INTERNATIONAL BUSINESS COMPANIES ACT, 1984
                                  (as amended)


                                  Section 16(2)

            Notice of Amendment of Memorandum/Articles of Association
            ---------------------------------------------------------

TO:  The Registrar of Companies


RE:  BONSO ELECTRONICS INTERNATIONAL INC.


IBC NO.  5557


     We, HWR SERVICES LIMITED of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, registered agent of the above Corporation, hereby certify that the document annexed hereto is a true copy of the Resolutions of the Members adopted on the 10th day of October, 2001, amending the Memorandum of Association of the above Corporation.



Dated this ______ day of _________________, 2001.


HWR SERVICES LIMITED



Sgd:


Our Ref. No. ______________

------------------------------------------------------------------------------
For official use

                      BONSO ELECTRONICS INTERNATIONAL INC.
                            (Incorporated in the BVI)
                                 (the "Company")

                      Resolutions in writing of the Members
                         of the Company made pursuant to
                   the Memorandum and Articles of Association
                ------------------------------------------------


We, the undersigned, being a majority of the members of the Company for the time being, DO HEREBY ADOPT the following resolutions of the Company:

1. RESOLVED THAT the Memorandum of Association of the Company be and is hereby amended in the following manner:

     (a)  Clause 7 be amended by:

     (i) deleting the figure "70,000" on the first line and replacing it with "170,000";

     (ii) inserting the words "five classes of shares of one series each" after the word "into" on the second line;

          (iii) inserting "(the "Common Stock")" after the word "each" on the third line;

          (iv) inserting immediately after the proposed amendment as set out in item (iii) above "2,500,000 Class A preferred shares with a par value of US$0.01 each (the "Class A Preferred Stock"), 2,500,000 Class B preferred shares with a par value of US$0.01 each (the "Class B Preferred Stock"), 2,500,000 Class C preferred shares with a par value of US$0.01 each (the "Class C Preferred Stock") and 2,5000,000 Class D preferred shares with a par value of US$0.01 each (the "Class D Preferred Stock")"; and

          (v) inserting a second and third sentence immediately after the first sentence of this Clause as follows:

               "All shares shall be issued as registered shares and may not be exchanged for shares issued to bearer."

               "The Class A Preferred Stock, Class B Preferred Stock, the Class C Preferred Stock and the Class D Preferred Stock shall be collectively referred to as the "Preferred Stock".


     (b)  Clause 8 be deleted in its entirety and replaced with the following:

                              "(i) Preferred Stock
                                   ---------------

          The directors of the Company are authorised to amend by resolution of directors the Company's Memorandum of Association to fix the designations, powers, restrictions, powers, rights, qualifications, limitations, conversion and other rights, voting powers, limitations as to distributions, qualifications and terms and conditions of redemption of the shares of each class of Preferred Stock.

          The authority of the directors with respect to each class of Preferred Stock shall include, but not be limited to, setting the following:

          (a) the distinctive designation of such class and the number of shares constituting such class (provided that the aggregate number of shares constituting all classes of Preferred Stock shall not exceed 10,000,000);

          (b) the annual distribution rate on shares of such classes whether distributions shall be cumulative and, if so, from which date or dates;

          (c) whether the shares of such class shall be redeemed and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable and the amount per share payable in case of redemption, which amount may very under different conditions and at different redemption dates;

          (d) the obligation, if any, of the Company to redeem or repurchase shares of such class pursuant to a sinking fund;

          (e) whether shares of such class shall be convertible into, or exchanged for, shares of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

          (f) whether the shares of such class shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

          (g) the rights of the shares of such class in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company; and

          (h) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such class.

     (ii) Common Stock
          ------------

          Subject to all of the rights of the Preferred Stock as expressly provided herein or by the directors by a resolution of directors pursuant to this Clause, all shares of Common Stock shall:

          (a)  be entitled to receive dividends;

          (b) be entitled to vote on the election of directors and all other matters requiring members' approval, each share of Common Stock being entitled to one vote each;

          (c) upon the winding up or liquidation of the Company, whether voluntary or involuntary, any surplus assets shall be distributed pro rata amongst the holders of the Common Stock.

     (c)  Clause 9 be deleted in its entirety and replaced by the following:

          "The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, shall be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or by the creation or issue of shares of a class with rights superior to those of existing classes. For the avoidance of doubt, no action taken by the directors in accordance with Clause 8 of this Memorandum of Association shall require the approval of the members."

     (d)  Clause 10 be deleted in its entirety and replaced by the following:

          "The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether not the Company is being wound up, be varied with the resolution of the holders of not less than a majority of the issued shares of that class or series of share and of the holders of not less than a majority of the issued shares of any other class or series of shares which may be affected by such variation, unless a higher vote is required by the terms of any series or class of shares. For the avoidance of doubt, no action taken in accordance with Clause 8 or 9 of this Memorandum of Association shall be deemed to be a variation of class rights for the purpose of this Clause 10."

     (e) Clause 11 be deleted in its entirety and the remaining clauses renumbered accordingly.

2. RESOLVED THAT the Registered Agent of the Company be authorised to submit a certification to the Registrar of Companies in compliance with section 16(2) of the International Business Company Ordinance Cap. 291.

Dated the ___ day of October , 2001.


------------------------------                   ------------------------------



------------------------------                   ------------------------------

                                   PROXY CARD
                                   ----------


                      BONSO ELECTRONICS INTERNATIONAL INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                OCTOBER 10, 2001

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, dated September 7, 2001, and hereby appoints Anthony So and Henry F. Schlueter, or either of them, each with the power of substitution, as Attorneys and Proxies to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting of Shareholders and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said Attorneys and Proxies may do or cause to be done by virtue thereof with respect to the following matters:

     1. Election of each of the following seven (7) persons to serve as directors of the Corporation until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified:

          Anthony So
          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/

          Kim Wah Chung
          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/

          Cathy Kit Teng Pang
          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/

          Woo-Ping Fok
          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/

          George O'Leary
          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/

          J. Stewart Jackson IV
          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/

          Henry F. Schlueter
          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/]

     2. Approval and adoption of an amendment (the "Stock Amendment") to the Corporation's Memorandum of Association which would created a new class of securities of the Corporation consisting of an aggregate of 10,000,000 authorized shares of preferred stock, $.01 par value (the "Preferred Stock"), to be divided into 2,500,000 shares each of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, and Class D Preferred Stock, which shares may be issued within each such Class from time to time by the Corporation's Board of Directors in its sole discretion without the approval of the Shareholders of the Corporation, with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as the Board of Directors shall fix and as have not been fixed in the Corporation's Memorandum of Association.

          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/

     3. Approval of the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2002.

          FOR  /___/                    AGAINST  /___/           ABSTAIN  /___/

     4. To act upon such other matters as may properly come before the Meeting or any adjournments thereof.

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; (2) FOR the approval and adoption of the Stock Amendment; and (3) FOR the approval of the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2002.



Dated:  _____________, 2001
                                                 ------------------------------

                                                 ------------------------------



                                     [LABEL]






Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope and mailed in the United States.

PLEASE SIGN, DATE AND MAIL THIS PROXY IMMEDIATELY IN THE ENCLOSED ENVELOPE. Please sign exactly as name appears on the label ATTACHED TO THIS PROXY. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized person. If a partnership, please sign in full partnership name by authorized person.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     BONSO ELECTRONICS INTERNATIONAL INC.
                                  (Registrant)



Date: September 17, 2001                    By:  /s/  Henry F. Schlueter
      ------------------                       --------------------------------
                                                      Henry F. Schlueter,
                                                      Assistant Secretary